Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following description sets forth certain material terms and provisions of our securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of our articles of incorporation and our bylaws, copies of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our articles of incorporation and our bylaws for additional information.
Authorized Common Stock
Our articles of incorporation authorize us to issue up to 250,000,000 shares of common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share. All of the outstanding shares of our common stock are fully paid and non-assessable.
Dividends
The holders of shares of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of Pixelworks preferred stock that may be issued in the future.
Voting Rights
The holders of shares of our common stock are entitled to one vote per share on any matter to be voted upon by Pixelworks shareholders. Our articles of incorporation do not provide for cumulative voting in connection with the election of directors. Accordingly, directors are elected by a plurality of the shares of common stock voting once a quorum is present.
Preemptive and Conversion Rights
No holder of shares of our common stock has any preemptive subscription or conversion rights.
Liquidation Rights
In the event of our liquidation, dissolution or winding up, after full payment of all debts and other liabilities and liquidation preferences of any other series of common stock and any preferred stock, the holders of shares of our existing common stock are entitled to share ratably in all remaining assets.
Preferred Stock
Under our articles of incorporation, our board of directors, without further action by our shareholders, will be authorized to issue up to an aggregate of 50,000,000 shares of preferred stock in one or more series. Our board of directors may determine or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The shares of preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of shares of common stock. The issuance of shares of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a takeover or other transaction that holders of some or a majority of shares of common stock might believe to be in their best interests or in which holders might receive a premium for their shares over the then-market price of the shares.

Certain Anti-Takeover Provisions
Certain provisions of our articles of incorporation and bylaws as well as provisions of Oregon law may have the effect of delaying, deferring or discouraging another person from acquiring control of Pixelworks, including the following:

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Board Size. Our articles of incorporation authorize our board of directors to change the size of the board of directors without shareholder approval. If the board of directors is fixed at seven members or less, the directors shall hold office until the next annual meeting of shareholders and if the board of directors is fixed at eight or more members, the board of directors will be divided into three classes serving staggered terms, which would make it more difficult for a group of shareholders to quickly change the composition of our board of directors. This provision may not be amended or repealed unless approved by the holders of not less than seventy-five percent (75%) of the votes then entitled to be cast for the election of directors.

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Authorized but Unissued or Undesignated Capital Stock. Our articles of incorporation grant our board of directors broad power to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of preferred stock, and the number of shares constituting any such series and the designation thereof. The issuance of shares of preferred stock pursuant to our board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control.

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Special Meetings of Shareholders. Our bylaws provide that special meetings of Pixelworks shareholders may be called by the President of our board of directors or by the board of directors and shall be called by the President at the request of the holders of not less than one-tenth of all the outstanding shares of the Corporation entitled to vote at the meeting. The requesting shareholders shall sign, date, and deliver to the Secretary a written demand describing the purpose or purposes for holding the special meeting.

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Removal of Directors. Our articles of incorporation provide that members of our board of directors can only be removed for cause and at a meeting of the shareholders called expressly for that purpose, by the vote of seventy-five percent (75%) of the votes then entitled to be cast for the election of directors. Cause for removal shall be deemed to exist only if the director whose removal is proposed has engaged in criminal conduct or has engaged in fraudulent or dishonest conduct or gross abuse of authority or discretion with respect to Pixelworks.

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Notice Procedures. Our bylaws establish advance notice procedures with regard to all shareholder proposals to be brought before meetings of Pixelworks shareholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Pixelworks Secretary prior to the meeting. The notice must contain certain information specified in our bylaws.

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Change of Control Transactions. Oregon law permits our board of directors to consider factors beyond shareholder value in evaluating any acquisition offer. The holders of no less than sixty-seven percent (67%) of the outstanding shares of the corporation entitled to vote must approve: (i) any agreements of merger or consolidation which require shareholder approval under the Oregon Business Corporation Act, (ii) any sale, lease or exchange of all or substantially all of Pixelworks’ property and assets and (iii) and dissolution or liquidation of the corporation.

Transfer Agent
Our transfer agent for the common stock is Broadridge Corporate Issuer Solutions, Inc.
Listing
Our common stock is listed on The Nasdaq Global Market under the trading symbol “PXLW.”